SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

November 17, 2004

VIVENDI UNIVERSAL

42, avenue de Friedland
75008 Paris
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents: Press Releases; Investor Presentations.

This report on Form 6-K shall be incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-81578) as amended, filed by Vivendi Universal under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by Vivendi Universal under the Securities Act of 1933 or the Securities Exchange Act of 1934.

SIGNATURES
EX-99.1: PRESS RELEASE
EX-99.2: INVESTOR PRESENTATION
EX-99.3: INVESTOR PRESENTATION
EX-99.4: PRESS RELEASE

EXHIBIT LIST

Exhibit	Description
99.1	Press Release.

99.2	Investor Presentation.

99.3	Investor Presentation.

99.4	Press Release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIVENDI UNIVERSAL

By:	/s/George E. Bushnell III

Name: George E. Bushnell III Title: Senior Vice President

Date: November 18, 2004